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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------

                            MELAMINE CHEMICALS, INC.
                           (Name of Subject Company)
                                  BORDEN, INC.
                             BORDEN CHEMICAL, INC.
                                MC MERGER CORP.
                                    (BIDDER)
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     585332
                     (CUSIP Number of Class of Securities)
                            LAWRENCE M. DIEKER, ESQ.
                             BORDEN CHEMICAL, INC.
                             180 EAST BROAD STREET
                               COLUMBUS, OH 43215
                           TELEPHONE: (614) 225-4313

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   COPIES TO:

                             DAVID J. SORKIN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000
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    This amendment amends and supplements the Tender Offer Statement on Schedule
14D-1 and Statement on Schedule 13D filed on October 15, 1997 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer by MC Merger
Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Borden Chemical, Inc., a Delaware corporation (the "Parent"), which is itself a subsidiary of Borden, Inc., a New Jersey corporation ("Borden") to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Melamine Chemicals, Inc., a Delaware corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 5, 1990, as amended (the "Rights Agreement"), between the Company and Wachovia Bank and Trust Company
(now Wachovia Bank, N.A.), as rights agent, at a purchase price of $20.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    Item 5 of the Schedule 14D-1/13D is hereby amended and supplemented as follows:

    On October 30, 1997, the Parent issued a press release announcing that it has received early termination of the waiting period under the HSR Act. The full text of the press release is set forth in Exhibit 11(a)(10) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    Items 10(b), (c) and (f) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

    The information provided in this Amendment No. 1 under Item 5 is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (10) Press release issued by the Parent on October 30, 1997.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                BORDEN, INC.

                                By:  /s/ ELLEN GERMAN BERNDT
                                     -----------------------------------------
                                     Name: Ellen German Berndt
                                     Title: Secretary

                                BORDEN CHEMICAL, INC.

                                By:  /s/ JOSEPH M. SAGGESE
                                     -----------------------------------------
                                     Name: Joseph M. Saggese
                                     Title: Chairman of the Board,
                                          President and Chief Executive
                                          Officer

                                MC MERGER CORP.

                                BY:  /S/ JAMES O. STEVNING
                                     -----------------------------------------
                                     Name: James O. Stevning
                                     Title: President

Date: October 31, 1997

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